EXHIBIT 99.1

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2015 of Pretium Resources Inc. of our report dated March 10, 2016, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-197304) and Form S-8 (File No. 333-203409) of Pretium Resources Inc. of our report dated March 10, 2016 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, BC
March 28, 2016